EXHIBIT 99.1

China Liberal Education Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, February 5, 2024 /PRNewswire/ -- China Liberal Education Holdings Limited ("China Liberal" or the "Company") (Nasdaq: CLEU), a China-based company that provides smart campus solutions and other educational services, today announced that the Company received a written notification (the "Notification Letter") from the Listing Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") on February 2, 2024,  informing the Company that it has regained compliance with the Nasdaq's minimum bid price requirement and the matter is closed.

On September 26, 2023, the Company was notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive business days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was provided 180 calendar days, or until March 25, 2024, to regain compliance. Effective January 19, 2024, the Company effected a share consolidation of fifteen (15) ordinary shares with par value of $0.001 per share each in the Company's issued and unissued share capital into one (1) ordinary share with par value of US$0.015, which was reflected with Nasdaq and in the marketplace at the opening of business on January 19, 2024.

The Notification Letter the Company received from Nasdaq on February 2, 2024 noted that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from January 19, 2024 to February 1, 2024. Nasdaq stated that, accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. Currently, China Liberal operates two colleges: Fuzhou Melbourne Polytechnic and Strait College of Mingjiang University. It provides a wide range of services, including overseas study consulting and technological consulting for Chinese universities to improve their campus information and data management systems. These services are designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

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